FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of April 2005


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)






COLT launches Europe's first flat rate IP telephony service for business

Calls for flat rate EUR24.50*(GBP17); offers significant reduction in total cost of ownership; Avanta amongst first companies to trial the service

14 April 2005 - COLT today launched COLT IP Voice, the first Europe-wide IP telephony service for businesses. In line with COLT's commitment to innovation, COLT IP Voice brings simple, flat-rate pricing to the European business market for the first time and eliminates capital expenditure. This radical approach dramatically reduces business voice costs.

COLT IP Voice meets business demand for more predictable pricing by cutting out the hidden charges of traditional voice services. It offers all local, national and international calls within COLT countries for a flat rate, per-user, per-month fee of EUR24.50* (GBP17). Businesses do not have to purchase, house or maintain a PBX (onsite telephone system) as all functions are provided by the COLT network and delivered over the customer's local area network (LAN). Handsets and features are covered by an additional flat rate per-user, per-month fee of EUR20 (GBP14). The combination of these two elements can reduce total cost of ownership by approximately 20%**.

"It is about time for businesses to benefit from the same simple, flat rate pricing that consumers have enjoyed for some time," said Jean-Yves Charlier, CEO, COLT. "Now that IP telephony is proven, we have harnessed the best VoIP technology and our advanced European network to offer a radical package to businesses across Europe. We are transforming voice services for businesses across Europe, by offering a package that cuts out capex, drives down costs and provides greater flexibility and functionality for businesses and their users."

The service routes voice traffic over COLT's extensive European fibre network, which has been enhanced using Siemens softswitch IP technology: this delivers business-quality IP telephony. As COLT's service extends right across Europe, customers also benefit from not needing to maintain multiple vendor relationships.

Ovum predicts that the market for network-based IP telephony solutions in Europe will be worth $1.4 billion by 2008. Chris Lewis, head of Enterprise Practice at Ovum, said: 'Enterprise IP telephony solutions are now moving into a new growth phase as we start to see mainstream adoption in many parts of Europe. Network-based IP telephony solutions, especially those offering innovative features such as flat-rate pricing, provide an attractive and cost-effective alternative to a business owning and managing its own equipment and will further add to market growth.'

COLT IP Voice offers a flexible, robust service that addresses the needs of a mobile workforce by providing employees with a single number that goes wherever they do. Whether at the office, hot-desking or working remotely, users log in to the phone system via an IP phone or the softphone on their PC to access their own contacts list, voicemail and other features. The service will be integrated with Microsoft Outlook so users can 'click to call' and manage emails and voicemails from a single inbox.

COLT IP Voice offers unique management tools - either via a web interface or a console on the customer's premises. These provide user self-administration and allow moves, additions and changes to be made with the click of a mouse. In addition, businesses' directories and features are stored and backed up on the COLT network ensuring that this valuable information is protected in an emergency.

COLT IP Voice is ready for sale in 13 European countries and is already attracting a lot of interest from companies. Avanta, a UK property management organisation, is one of the first companies evaluating COLT IP Voice for its business sites, with the aim of deploying it to new managed properties. Avanta's IT Director, John Leitch, says: "The call quality, network robustness and project management are impressive."

Notes to editors
* Flat rate fee includes all local, regional, national and international calls within COLT countries, and excludes calls to mobiles and non-COLT countries. COLT countries are: Austria, Belgium, France, Denmark, Germany, Ireland, Italy, Netherlands, Portugal, Spain, Sweden, Switzerland, UK
** COLT offers an independently developed total cost of ownership test which enables customers to calculate potential savings for their business.

About COLT
COLT is one of the leading European providers of business communications. COLT specialises in providing data, voice and managed services to midsize and major businesses and wholesale customers. It has more than 50,000 customers across all industry sectors. COLT owns and operates a 13-country, 20,000km network that includes metropolitan area networks in 32 major European cities with direct fibre connections into 10,000 buildings and 12 COLT data centres.

COLT Telecom Group plc, COLT's parent company, is listed on the London Stock Exchange (CTM.L) and NASDAQ (COLT). Information about COLT and its services can be found at www.colt.net

For more information, please contact:
Gill Maclean
COLT
Tel: +44 (0) 20 7863 5314
Email: gill.maclean@colt-telecom.com

Henny Valder
COLT
Tel: + 44 (0) 7866 257687
Email: henny.valder@colt-telecom.com





                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 14 April 2005                                  COLT Telecom Group plc



                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary